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                         June 17, 2020

       Tobin C. Schilke
       Chief Financial Officer
       Revance Therapeutics, Inc.
       7555 Gateway Boulevard
       Newark, California 94560

                                                        Re: Revance
Therapeutics, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 10, 2020
                                                            File No. 333-239059

       Dear Mr. Schilke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences